Exhibit 99.1

WELLE Environmental Group and Primech Holdings Enter Strategic Cooperation to Advance Intelligent Industrial Robotics and Sustainable Operations

Advancing Intelligent Operations and Sustainable Solutions Across Complex Industrial Environments

SINGAPORE, December 12, 2025 —  WELLE Environmental Group Co., Ltd. (300190.SZ) (“WELLE”), a leading energy-saving and environmental technology enterprise in China, and Primech Holdings Ltd. (“Primech Holdings”), a Singapore-based provider of technology-driven facilities services (Nasdaq: PMEC), today announced the signing of a Strategic Cooperation Framework Agreement to jointly accelerate innovation in industrial robotics, intelligent operations, and sustainable environmental technologies.

Under the agreement, both parties will establish a Joint Venture in Singapore, combining WELLE’s industry-leading capabilities in environmental governance and bioenergy with Primech Holdings’ extensive operational experience and its robotics subsidiary, Primech AI Pte. Ltd. (“Primech AI”). The joint venture will focus on the research, development, and deployment of specialized industrial robots designed for high-risk, complex, and restricted industrial environments, supporting the advancement of intelligent operation and maintenance systems and contributing to global carbon reduction goals.

This partnership represents a major step forward in integrating robotics, environmental engineering, and intelligent facility management, leveraging both parties’ complementary strengths to expand application scenarios across industrial, environmental, and energy sectors.

Key Areas of Collaboration

●	Joint development of industrial robots tailored for complex industrial environments.

●	Application-driven innovation, drawing on WELLE’s deep expertise in bioenergy, high-concentration wastewater treatment, and waste-to-resource projects.

●	Commercial deployment of robotics and intelligent O&M solutions across WELLE’s existing portfolio and Primech Holdings’ extensive network of public and private sector clients.

WELLE’s Option to Invest in Primech AI

As part of the strategic framework, WELLE has an option, valid until September 2026, to invest in Primech AI. This option underscores both parties’ shared long-term vision for scaling robotics solutions across Asia and beyond.

Strengthening a Shared Vision for Sustainable Innovation

Both organizations recognise the rising global demand for intelligent automation in environmental and industrial operations. By combining WELLE’s engineering excellence and sustainability leadership with Primech AI’s robotics innovation, including its flagship bathroom-cleaning robot, Hytron, the partnership aims to create integrated solutions that enhance safety, efficiency, and environmental performance.

About WELLE Environmental Group Co., Ltd.

WELLE Environmental Group Co., Ltd. (300190.SZ) is a technologically advanced enterprise specializing in energy conservation and environmental protection. With strong core technical capabilities and continuous innovation, WELLE operates across environmental governance and bioenergy sectors, including food waste and kitchen waste resource utilization, high-concentration wastewater treatment, biogas and biomethane development, and biofuel production. With extensive project experience and diversified application scenarios, WELLE is committed to promoting energy efficiency, carbon reduction, and circular resource utilization.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For further enquiries, please contact:

Primech Holdings Limited:

Email: ir@primech.com.sg